Exhibit 99.3

Announcement

CABLE AND WIRELESS PLC ANNOUNCES THE ACQUISITION OF ENERGIS

Cable and Wireless plc (“Cable & Wireless”) announces today, 16 August 2005, that it has reached agreement to acquire the entire issued share capital of Chelys Limited (“Energis”). Energis will be acquired on a debt and cash free basis, save for Energis’ finance lease obligations of approximately £37 million, for an initial cash consideration of £594 million. On completion Cable & Wireless will inject approximately £35 million in cash, which is expected to be recovered within the first year after completion, to meet Energis’ short-term working capital requirements. Completion of the acquisition is subject to Office of Fair Trading (“OFT”) approval.

In the third year following completion, Cable & Wireless has agreed to pay a contingent consideration of between zero and £80 million, payable in cash or shares at Cable & Wireless’ option, dependent on the level of Cable & Wireless’ share price.

The acquisition is expected to be accretive to underlying earnings per share in the first full financial year after completion and beyond. In addition, the transaction is expected to deliver an acceptable return on invested capital in the second full financial year after completion.

Announcing the agreement Cable & Wireless Group CEO, Francesco Caio, said: “The acquisition of Energis is a further step in the development of Cable & Wireless in the UK and will accelerate the strategic transformation that we have undertaken in the last 15 months. The integration of the two businesses will deliver good cost and capex synergies and add blue chip customers to our existing base in the large corporate segment. Importantly, it will also create a stronger player with the scale needed to succeed in the increasingly competitive telecoms industry. The timing of this acquisition allows us to exploit the rapid growth in demand for IP-based services and the opportunities presented by the creation of a regulatory framework designed to facilitate infrastructure-based competition. For these reasons, this acquisition makes both financial and strategic sense.

“We are realistic about the short-term prospects of the combined business. The transaction will not alter the fundamental trends affecting legacy services of continued pricing pressure and a high level of competition. Additional scale will allow us to further reduce unit costs to mitigate this pricing pressure in legacy services and, in the mid-term, it will drive better returns on our strategic investment programmes. Through our investments in broadband and local loop unbundling and our planned rollout of a next generation network, we will address the growing IP demands of our combined customer base and re-position Cable & Wireless as the alternative to the UK incumbent.

“The purchase price is justified by the cost and capex synergies that are uniquely available from combining Energis and Cable & Wireless in the UK. The synergy value is based on our preliminary assessment and will be further developed as the UK executive team, led by John Pluthero, completes the integration plan.

“With our investments in NGN and LLU underway, a better regulatory environment and the growing demand of our customers for IP-based services, the acquisition of Energis accelerates our transformation and enhances our returns by adding volume to our new infrastructure.”

Cost and capex synergies – initial view
The combination of Cable & Wireless UK and Energis is expected to enable total annual operating cost and capex synergies of approximately £55 million in 2006/7 rising to £80 million in 2007/8. EBITDA synergies of the combined businesses are expected to amount to £40 million in 2006/7 and £55 million in 2007/8. Combining the two businesses is expected to reduce headcount by around 700 by March 2008.

Capital expenditure synergies of combining the businesses are expected to amount to £15 million in 2006/7 and £25 million in 2007/8. These amounts have been determined on the basis that the two legacy networks will not be integrated but that the single NGN platform, being developed by Cable & Wireless, will serve the customer base of the combined business. The full potential of synergy benefits will be realised with completion of NGN in 2008/9.

The one-off costs to realise the synergy benefits are expected to be between £75 million and £100 million over three years, of which at least two thirds are expected to be treated as exceptional (on a UK GAAP basis).

Consideration
The consideration comprises an initial cash payment of £594 million from Cable & Wireless’ existing cash resources to acquire the entire issued share capital of Energis and to eliminate its existing bank debt. Energis’ finance leases of approximately £37 million will remain obligations of Energis following its acquisition by Cable & Wireless. In addition, £126 million will be distributed by Energis to its debtholders from its cash resources. Because the timing of the acquisition is expected to coincide with a peak in Energis’ working capital requirements Cable & Wireless will inject the amount of approximately £35 million, which is expected to be recovered within the first year following completion. The acquisition will be funded through Cable & Wireless’ existing cash balance.

The contingent consideration of between zero and a maximum of £80 million is tied to Cable & Wireless’ share price. Payments will be based on a ratio of £1.25 million for every one penny rise by which the maximum three month volume weighted average Cable & Wireless share price in the third year following completion exceeds the reference price of 135 pence (based on Cable & Wireless’ volume weighted average share price for the three months prior to Cable & Wireless’ AGM on 22 July, 2005).

The acquisition is expected to complete in Autumn 2005, subject to OFT clearance and the potential requirement to implement a scheme of arrangement to acquire the most junior tranche of Energis’ bank debt.

Outlook1
Further to the guidance provided to date on Cable & Wireless Group outlook for 2005/6, Cable & Wireless expects the performance of the Group in the second half of this financial year to be impacted by the transaction in the following ways:

•	Elimination of inter-company trading between Cable & Wireless and Energis of approximately £10 million (with no associated margin impact);
•	A reduction in combined UK EBITDA of approximately £5 million, due to the potential loss of certain dual sourcing reseller customers, likely retail customer terminations, initial disruption on order intake due to short-term uncertainty during integration together with a planned review of unprofitable commercial contracts following completion;
•	Realisation of estimated capital expenditure synergies of £15 million;
•	Integration charges of £40 million, of which £27 million is expected to be exceptional (on a UK GAAP basis); and
•	A reduction in depreciation of Energis’ fixed assets of approximately £5 million to £10 million, subject to review following completion.

Additionally, we expect there to be a 30 percent decline annually in Energis’ narrowband ISP revenue.

1 On a UK GAAP basis

Although Cable & Wireless continues to implement the cost reduction programmes announced to date, the integration of Energis is expected to delay some of the benefits of these initiatives. For this reason, UK and Corporate savings in the second half of the year are expected to be reduced by £15 million.

As at 31 March 2005, Cable & Wireless had completed £75 million of its £250 million share repurchase programme, outlined in November 2004. This programme was put in place to facilitate management of the Group balance sheet (and as a result of the better than anticipated outcome of a number of divestments). Following this acquisition the programme will remain in place but is unlikely to be used in the short term.

Organisational changes
On completion, John Pluthero will be appointed Executive Director UK Business and will join the Board of Cable & Wireless. He will be responsible for the combined UK operations of Cable & Wireless and Energis, excluding Bulldog Communications.

John Pluthero, Chief Executive of Energis, said “The fundamental changes in the UK telecoms market cannot be dealt with by yesterday's model. This combination delivers what customers require today - a company with more capability, greater access and larger scale. Those are the prerequisites to compete in the UK market and that is the business we are setting out to create today."

Cable & Wireless Group Chairman, Richard Lapthorne, concluded: “This acquisition is all about accelerating the creation of a sustainable competitive UK business for Cable & Wireless in the medium term and we strongly believe that it will achieve that aim. Nevertheless we have no illusions about the challenge facing us as we manage the transition period, when the pricing of legacy products remains weak and yet the tangible benefits of our shift to the next generation network have not yet kicked in.”

Further details on financials
(All financials shown are before exceptional items and on a UK GAAP basis.)

Cable & Wireless UK Overview

Year to 31 March (£ million)	2003	2004	2005

Retail	960	898	869
Carrier services	724	763	733

Total revenue	1,684	1,661	1,602

EBITDA	116	101	150
EBITDA margin %	7%	6%	9%

Operating profit	–297	33	90

Capex	–341	–101	–138
Free cash flow*	–225	—	12

Energis Overview

Year to 31 March (£ million)	2003	2004	2005

Retail	280	303	340
Carrier services	168	187	195
ISP	322	255	185

Total revenue	770	745	720

EBITDA	103	125	116
EBITDA margin %	13%	17%	16%

Operating profit	–28	10	1

Capex	–47	–67	–94
Free cash flow*	56	58	22

Gross assets			670

* Free cash flow equals operating profit plus depreciation less cash capital expenditure

About John Pluthero:

On completion of the acquisition John Pluthero will be appointed Executive Director UK Business and will join the Board of Cable & Wireless. His service contract will be terminable on one year's notice by either party. John Pluthero will receive a base salary of £500,000 per annum, inclusive of any fees to which he may be entitled as a director of any Cable & Wireless Group company. He will be entitled to participate in various Group employee incentive plans, subject to the prevailing terms and conditions of the relevant plans, and Cable & Wireless has agreed, subject to certain conditions and limits, to match shares subscribed for, to grant performance shares and to grant options based on performance. Prior to joining Energis as CEO in September 2002 he was the founder, CEO and Director of Freeserve plc, the UK's largest internet service provider and led it to its July 1999 flotation on the London Stock Exchange and NASDAQ. Prior to this, he had held various strategy and operations positions within the Dixons Group. There are no further details required to be disclosed pursuant to paragraph 9.6.13 of the Listing Rules of the UK Listing Authority in relation to the proposed appointment of John Pluthero.

For further information

Investor Relations
Louise Breen	Director, Investor Relations	020 7315 4460
Virginia Porter	VP, Investor Relations	020 7315 4066
Craig Thornton	Manager, Investor Relations	020 7315 6225

Media
Lesley Smith	Group Director Corporate & Public Affairs	020 7315 4064
Steve Double	Group Head of Media Communications	01344 726946

There will be a presentation today to analysts and institutions at 10.00am at JP Morgan Cazenove, 20 Moorgate, London, EC2 and a media briefing at 11.30am at the same location.

Cable & Wireless announcements are available on its website: www.cw.com. The slide pack and presentation to analysts and institutions will also be available later today. An interview with Francesco Caio, CEO in video/audio and text will be available from 07.00am on 16 August 2005 on http://www.cw.com and http://www.cantos.com.

JP Morgan Cazenove and Gleacher Shacklock are acting as financial advisers to Cable & Wireless.

Hoare Govett and JP Morgan Cazenove are acting as brokers to Cable & Wireless.

Forward-looking statements
It is possible that this announcement could or may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as anticipate, target, expect, estimate, intend, plan, goal, believe, will, may, should, would, could or other words of similar meaning. Undue reliance should not be placed on any such statements because, by their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results, and Cable & Wireless’ plans and objectives, to differ materially from those expressed or implied in the forward-looking statements.

There are several factors which could cause actual results to differ materially from those expressed or implied in forward looking statements. Among the factors that could cause actual results to differ materially from those described in the forward looking statements are Cable & Wireless’ ability successfully to combine the businesses of the Cable & Wireless Group and the Energis Group and to realise expected synergies from that combination, changes in the global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax rates and future business combinations or dispositions.

Cable & Wireless undertakes no obligation to revise or update any forward looking statement contained within this announcement, regardless of whether those statements are affected as a result of new information, future events or otherwise.

No statement in this announcement is intended to be a profit forecast and no statement in this announcement should be interpreted to mean than earnings per share for Cable & Wireless for the current or future financial year would necessarily match or exceed the historical published earnings per share of Cable & Wireless.

About Cable & Wireless
Cable & Wireless is one of the world’s leading international communications companies. It provides fixed and mobile voice, data, IP (Internet Protocol) and broadband services to business and residential customers, as well as services to other telecoms carriers, mobile operators and providers of content, applications and internet services.

Cable & Wireless’ principal operations are in the United Kingdom, the Caribbean, Panama, Macau and Monaco. For more information about Cable & Wireless, go to http://www.cw.com.

About Energis
Energis is the number three fixed line telecommunications operator in the UK and the only one focused exclusively on the largest organisations in the UK and Ireland. Specialising in building individual solutions for customers, its product portfolio spans voice, data, internet, contact centre services and security and is underpinned by a commitment to deliver superior levels of service. Major customers include the BBC, Caudwell communications, RAC, Royal and Sun Alliance, the UK Government, Virgin and Wanadoo.